Exhibit 99.2

December 13, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Tender Offer for U. Dori Group Ltd.

Gazit-Globe Ltd. (the “Company”) is pleased to report that on December 13, 2015, its subsidiary company, Gazit-Globe Israel (Development) Ltd.4, a company which holds (including through wholly-owned subsidiaries) approximately 84.9% of the outstanding share capital of U. Dori Group Ltd., announced a full tender offer for the remaining shares of U. Dori Group Ltd. in exchange for cash (NIS 0.50 per share).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

      Gazit-Globe, Ltd.

[1]	The Company holds approximately 84.65% of the outstanding share capital and voting rights of Gazit-Globe Israel (Development) Ltd. (75% on afully-diluted basis).